ArcelorMittal nominates Lewis B. Kaden as Lead Independent Director

Luxembourg, 14 April 2008 – The Board of Directors of ArcelorMittal is pleased to announce that Lewis B. Kaden has been nominated to take up the newly established role of Lead Independent Director. Mr. Kaden’s appointment is to be ratified at a Board Meeting next month.

The Company stated on 4th December 2007 that Joseph Kinsch would step down as Chairman of the Board of Directors at the company’s next AGM, i.e. 13th May 2008. The Board unanimously nominated CEO Lakshmi N. Mittal to take up his role after Mr Kinsch steps down.

In light of this and due to the successful integration of the Company, the Board of Directors has unanimously resolved that the post of President no longer meets current needs and has decided to replace it with the new position of Lead Independent Director. The Lead Independent Director’s principal duties and responsibilities are as follows:

•	Co-ordination of activities of the other Independent Directors;

•	Liaison between the Chairman and the other Independent Directors;

•	Calling meetings of the Independent Directors when necessary and appropriate; and

•	Such other duties as are assigned from time to time by the Board.

Lewis B. Kaden, 66, has approximately 38 years' experience in corporate governance, dispute resolution, labor and employment law, and economic policy.

He is currently Vice Chairman of Citigroup. Prior to that, he was a partner at the law firm of Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as Director of Columbia's Centre for Law and Economic Studies. He previously served as a Director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation.

He is a member of the Council on Foreign Relations and was the moderator of the Business-Labor Dialogue. Mr Kaden graduated magna cum laude from Harvard College and Harvard Law School and was the John Harvard Scholar at Emmanuel College, Cambridge University.

Commenting on the appointment, Chairman Joseph Kinsch said:

“I am delighted the Board has nominated Mr. Kaden to serve as the inaugural Lead Independent Director of ArcelorMittal. His considerable experience and knowledge of corporate life will be invaluable to the company in his new role”.

Commenting on his nomination, Mr. Kaden stated:

“I am honored to have been asked to serve in the role of Lead Independent Director. ArcelorMittal has transformed the steel industry through its boldness and leadership. I welcome the opportunity to continue to contribute to its future success for the benefit of our shareholders and key stakeholders.”

Following the highly successful operational and legal integration of Mittal Steel and Arcelor, The Board of Directors has also decided to amend certain aspects of the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor. It has been recognized some of these provisions are now outdated or redundant, notably the agreement relating to the mix of directors to be appointed to the Board

These amendments were also unanimously approved by the Board of Directors.

In addition to the creation of the role of Lead Independent Director a summary of the amendments that have been approved are as follows:

•	The CEO of ArcelorMittal may hold office as a Director (as previously agreed in November 2006);

•	The rules governing the composition of the Audit Committee and the Appointments and Remuneration Committee have also been reinforced to ensure that each of these committees will be composed of at least three Independent Directors, the other provisions remaining unchanged;

•	Future members of the company’s Group Management Board (GMB) shall be appointed by the Board of Directors; and

•	The provisions relating to the Company’s authorized share capital have been amended to reflect changes made to the Articles of Association.

The corporate governance rules applied within ArcelorMittal reflect stringent NYSE standards (as applicable to foreign private issuers) and the principles set forth in the Luxembourg Code of governance, subject to the provisions of the Articles of Association.

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Haroon Hassan	+44 20 3214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397